Exhibit 99.1

FOR IMMEDIATE RELEASE                                                                        April 12, 2007

NOVA Chemicals expects strengthening performance in 2007

Calgary, Alberta - NOVA Chemicals’ President and Chief Executive Officer, Jeffrey M. Lipton, today described rapid improvement in NOVA Chemicals’ business in 2007 after reporting year-end results for 2006. Speaking at the company’s annual shareholder meeting, Lipton discussed the company’s restructuring during the past year and its positive business outlook.

“Results in March of this year improved dramatically after we worked through inventory-related softness in January and February, and we expect the second quarter to be just as strong,” said Lipton. “With growing demand and continuing delays in new capacity additions, we believe ethylene and polyethylene market conditions can remain strong through 2011.”

In other agenda items at the annual meeting, the shareholders:

•                  elected the following directors, all of whom were previously serving as directors, for a one-year term: Jerald A. Blumberg, F. Peter Boer, Jacques Bougie, Joanne V. Creighton, Robert E. Dineen, Jr., L. Yves Fortier, Kerry L. Hawkins, Jeffrey M. Lipton, Arnold M. Ludwick, Christopher D. Pappas, and James M. Stanford.

•                  approved the reappointment of Ernst & Young LLP as auditors of the company.

•                  approved amendments to the company’s stock option plan.

NOVA Chemicals produces plastics and chemicals that are essential to everyday life. Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products. We work with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship. Company shares are traded on the Toronto and New York stock exchanges as NCX.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:
Greg Wilkinson - Vice President, Public and Government Affairs
Tel: +1 412.490.4166

Investor Relations inquiries, please contact:
Chris Bezaire - Vice President, Investor Relations
Tel: +1 412.490.5070

Forward-Looking Information
The information in this news release contains forward-looking statements, including statements regarding NOVA Chemicals’ expectation of strengthening performance in 2007; NOVA Chemicals’ positive business outlook; NOVA Chemicals’ beliefs concerning rapid improvement in 2007; NOVA Chemicals’ expectation that the second quarter will be strong for its business; and NOVA Chemicals’ belief that ethylene and polyethylene market conditions can remain strong through 2011. By their nature, forward-looking statements require NOVA Chemicals to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections will not prove to be accurate, that NOVA Chemicals’ assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking statements include: uncertainties regarding commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; the impact of competition; changes in customer demand, including customer acceptance of NOVA Chemicals’ Performance Products; uncertainties associated with the North American, South American, European, and Asian economies and other risks detailed from time-to-time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals. NOVA Chemicals’ forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update these forward-looking statements to reflect new information, subsequent events or otherwise.

Responsible Care® is a registered trademark of the Canadian Chemical Producers Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.